UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period __________ To __________

Commission file number 1-44
ARCHER-DANIELS-MIDLAND COMPANY

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Archer-Daniels-Midland Company
77 West Wacker Drive
Suite 4600
Chicago, Illinois 60601

Financial Statements and Supplemental Schedules

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
Years Ended December 31, 2016 and 2015
With Report of Independent Registered Public Accounting Firm

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Financial Statements and Supplemental Schedules

Years Ended December 31, 2016 and 2015

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4i – Schedules of Assets (Held at End of Year)	17

Signature	19

Exhibit:
Consent of Independent Registered Public Account Firm	Exhibit 23

Report of Independent Registered Public Accounting Firm

The Benefit Plans Committee
ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2016, have been subjected to audit procedures performed in conjunction with the audits of ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees financial statements. The information in the supplemental schedules is the responsibility of the Plans’ management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
St. Louis, Missouri
June 21, 2017

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31, 2016
	Salaried Plan	Hourly Plan
Assets
Interest in Master Trust	$1,543,938,632	$478,358,613
Notes receivable from participants	25,814,280	28,448,275
Contributions receivable from employer	2,763,880	2,161,279
Net assets available for benefits	$1,572,516,792	$508,968,167

	December 31, 2015
	Salaried Plan	Hourly Plan
Assets
Interest in Master Trust	$1,373,483,004	$420,652,989
Notes receivable from participants	24,459,898	26,323,701
Contributions receivable from employer	2,647,499	2,058,074
Net assets available for benefits	$1,400,590,401	$449,034,764

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2016
	Salaried Plan	Hourly Plan
Additions:
Interest income from participant notes receivable	$1,204,105	$1,150,944
Contributions from employer	33,400,099	20,942,982
Contributions from participating employees	65,265,955	32,333,962
Net investment gain from plan interest in Master Trust	171,525,836	54,728,843
Transfers	5,731,130	2,876,026
	277,127,125	112,032,757
Deductions:
Withdrawals	105,800,594	44,016,898
Transfers	3,135,334	8,892,712
	108,935,928	52,909,610
Net increase before transfers from other qualified plans	168,191,197	59,123,147

Transfers from other qualified plans	3,735,194	810,256
Net increase	171,926,391	59,933,403

Net assets available for benefits at beginning of year	1,400,590,401	449,034,764
Net assets available for benefits at end of year	$1,572,516,792	$508,968,167

	Year Ended December 31, 2015
	Salaried Plan	Hourly Plan
Additions:
Interest income from participant notes receivable	$1,162,752	$1,145,943
Contributions from employer	31,913,160	20,167,690
Contributions from participating employees	59,445,491	31,564,558
Transfers	10,493,959	4,042,700
	103,015,362	56,920,891
Deductions:
Net investment loss from plan interest in Master Trust	110,545,957	42,380,916
Withdrawals	93,949,899	50,852,802
Transfers	2,680,078	12,014,272
	207,175,934	105,247,990
Net decrease before transfers from other qualified plans	(104,160,572)	(48,327,099)

Transfers from other qualified plans	59,451,285	8,538,184
Net decrease	(44,709,287)	(39,788,915)

Net assets available for benefits at beginning of year	1,445,299,688	488,823,679
Net assets available for benefits at end of year	$1,400,590,401	$449,034,764

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements

1. Description of the Plans

General

The ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees (the Salaried Plan) and the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (the Hourly Plan) (collectively, the Plans), each of which includes an employee stock ownership component, are defined contribution plans available to all eligible salaried and hourly employees, respectively of Archer-Daniels-Midland Company (ADM or the Company) and its participating affiliates. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plans provides only general information regarding the Plans as of December 31, 2016. Participants should refer to the appropriate plan document and the prospectus for a more complete description of the applicable plan’s provisions.

Employee eligibility varies by employment class, location, and employment status. Complete information regarding employee eligibility is described in the plan documents, summary plan descriptions, and, in certain cases, an appendix to the appropriate plan.

Effective April 1, 2014, participants in the Plans are assessed a plan-administration fee. This fee is deducted directly from participants' accounts to help offset the administrative costs associated with running the Plans.

Arrangement with Related Party and Investment in ADM Common Stock

Mercer Trust Company is the trustee for the Plans. The Plans hold investments in ADM common stock. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. Furthermore, dividends paid on ADM common stock held in participant accounts are automatically reinvested in additional shares of the Company’s common stock purchased on the market unless the participant has elected to receive a distribution of such dividends in cash. The Master Trust held 11,020,220 and 11,620,927 shares of ADM common stock as of December 31, 2016 and 2015, respectively. There is no time requirement for holding common stock purchased with ordinary dividends. The total amount of dividends paid on ADM common stock for the years ended December 31, 2016 and 2015, was $13,750,594 and $12,704,480, respectively.

Contributions

Under the terms of the Plans, employees electing to participate can contribute from 1% up to as much as 75% of their compensation to the plan, subject to certain Internal Revenue Service (IRS) limitations and the respective plan’s provisions for the participating location. Participants age 50 or older can make additional “catch-up” contributions, up to the limits allowed under the tax laws. Eligible new hires are automatically initially enrolled at 6% unless they file an affirmative election requesting a higher or lower participation percentage within the terms of the applicable plan.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

ADM’s matching contributions are made in cash. The Company matches 100% of all contributions up to 2% of compensation, and 50% of all contributions between 3% and 6%. The Company also makes a non-elective contribution of 1% of plan-defined compensation to all eligible employees’ accounts, subject to each plan’s provisions, which may vary by participating locations.

Vesting

The Company’s match and non-elective contributions vest over a two-year period. For the Hourly Plan, the vesting dates may vary for hourly bargaining unit employees. Employees should refer to the plan appendix applicable to their plan and participating location for more complete information regarding employee contributions, employer match, and non-elective contribution eligibility and limitations.

Forfeitures

Participants forfeit their nonvested balances upon the earlier of the full distribution of their vested account following termination of employment or a break in service of five years. If a participant receives a distribution of his or her vested account, and the participant is rehired before incurring a five-year break in service, any nonvested balance that previously was forfeited will be reinstated if the participant repays the vested balance that was distributed. Forfeited balances of terminated participant’s nonvested accounts are applied to pay administrative expenses, used to reduce employer contributions, or otherwise applied in accordance with the terms of the applicable plan. As of December 31, 2016, unallocated forfeiture balances for the Salaried and Hourly Plans were $44,451 and $5,950, respectively. As of December 31, 2015, unallocated forfeiture balances for the Salaried and Hourly Plans were $215,902 and $6,287, respectively. In 2016, forfeitures used to reduce employer contributions for the Salaried and Hourly Plans were $1,125,630 and $1,005,677, respectively, and forfeitures used to pay administrative expenses for the Salaried and Hourly plans were $59,909 and $56,851, respectively. In 2015, forfeitures used to reduce employer contributions for the Salaried and Hourly Plans were $292,440 and $750,155, respectively, and forfeitures used to pay administrative expenses for the Salaried and Hourly Plans were $57,425 and $43,768, respectively.

Investment Options

Participants may invest their contributions in one or more of the investment options offered by the Plans, including ADM common stock. Participants can elect at any time to convert all or any number of the shares of ADM common stock held in their accounts to cash and have the cash transferred within the plan to be invested in the investment options available under the applicable plan.

Participants can also elect to sell any portion of the investment options in their accounts and reinvest the proceeds in one or more of the other investment options.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Participant Loans

For eligible salaried and hourly employees, loans are allowed for general purposes or for home purchase. General purpose loans are available for terms of up to five years, and home purchase loans are available for terms of up to ten years.

Eligible participants may borrow from their plan accounts a minimum of $1,000, or the full amount available to them if less, or the amount available to the participant up to the lesser of $50,000 less the participant’s highest outstanding vested loan balance within the past year, 50% of their vested participant account balance, or 100% of their loan-eligible plan accounts. A “loan-eligible plan account” for this purpose is any plan account except an account reflecting Roth contributions (including Roth 401(k) contributions and Roth account rollovers) and earnings thereon. A maximum of one loan may be outstanding to a participant at any time.

The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate at the time of the loan’s issuance plus 1%. Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck. Eligibility for the general purpose loan varies by each plan’s provisions.

Complete information regarding participant loans is described in the plan document, summary plan description, participant loan policy statement, and, in certain cases, an appendix to the appropriate plan.

Participant Accounts

Each participant’s account contains the participant’s contributions, rollover or transferred accounts from other qualified plans, the Company’s matching and non-elective contributions, investment earnings and/or losses and an allocation of administrative expenses. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Withdrawal

The vested value of an employee’s account is payable following termination of employment, death, disability or retirement. Withdrawals by active employees are permitted in certain circumstances. Participants should refer to the appropriate plan document and the prospectus for a more complete description of the applicable plan’s provisions.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Plan Mergers

In 2014, the Company completed the acquisition of Specialty Commodities, Inc. (SCI), the Wild Flavors businesses (Wild Flavors), and its remaining 20% interest in Alfred C. Toepfer International (Toepfer). Each of these entities sponsored a 401(k) plan. In 2015, the 401(k) plan assets of SCI, Wild Flavors, and Toepfer were sold and transferred into the Plans.  Former employees of SCI, Wild Flavors, and Toepfer began participating in the Plans on January 1, 2015. The net assets transferred to the Salaried Plan from the 401(k) plan assets of SCI, Wild Flavors, and Toepfer consist of total assets of $7,889,119, $48,298,777, and $3,263,389, respectively. The net assets transferred to the Hourly Plan from the 401(k) plan assets of SCI, Wild Flavors, and Toepfer consist of total assets of $684,640, $7,707,638, and $145,906, respectively.

In 2016, the Company completed the acquisition of Eatem Foods Company. Effective January 2, 2016, the active Eatem Foods Company employees were added to ADM benefits. Effective October 3, 2016, ADM transitioned the 401(k) plan assets under the Eatem Food Company 401(k) Plan into the ADM 401(k) and Employee Stock Ownership Plan for Salaried and Hourly Employees. The net assets transferred to the Salaried Plan from the 401(k) plan assets of Eatem Food Company consist of total assets of $3,735,194. The net assets transferred to the Hourly Plan from the 401(k) plan assets of Eatem Food Company consist of total assets of $810,256.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plans are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments in the Master Trust are reported at fair value (except for the fully-benefit responsive synthetic investment contract which are held at net asset value). Further information regarding the valuation techniques used to measure the fair value of investment assets held by the Plans and the Master Trust is included in the Fair Value Measurements footnote (see Note 3).

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In February 2017, the FASB issued (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. ASU 2017-06 requires a plan to present its interest in a master trust and the change in that interest in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. It also requries a plan to disclose the master trust's investments and other assets and liabilities, as well as the dollar amount of its interest in these balances. ASU 2017-06 is effective for entities for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented. Early application is permitted. Management is currently evaluating the impact of the adoption to the Plans' financial statement disclosures and the timing of adoption.

3. Fair Value Measurements

The Plans’ assets are valued as required by ASC 820. ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels are described below:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:
Observable inputs, including Level 1 prices that have been adjusted; quoted prices for similar assets or liabilities; quoted prices in markets that are less active than traded exchanges; and other inputs that are observable or can be substantially corroborated by observable market data.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In evaluating the significance of fair value inputs, the Plans generally classify assets or liabilities as Level 3 when their fair value is determined using unobservable inputs that, individually or when aggregated with other unobservable inputs, represent more than 10% of the fair value of the assets or liabilities.

Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value level classification. Valuation techniques used are generally required to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

ADM and other common stock:
Equity securities are valued based on closing quoted exchange prices and are classified within Level 1 of the valuation hierarchy.

Mutual funds:
Mutual funds are valued at the closing price reported on the active market on which they are traded and are classified within Level 1 of the valuation hierarchy.

Common collective trust funds:
Common collective trust fund (CCTs) units are not listed on national exchanges or over-the-counter markets and are valued at net asset value (NAV). Accordingly, they are not classified within the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plans believe the valuation methods are appropriate and consistent with other market participants’ methods, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plans’ policy regarding the timing of transfers between levels, including both transfers into and transfers out of Level 3, is to measure and record the transfers at the end of the reporting period.

For the years ended December 31, 2016 and 2015, the Plans had no transfers between Levels 1, 2, and 3.

The following table sets forth by Level within the fair value hierarchy the investments included in the Master Trust at fair value as at December 31, 2016. This table does not include Master Trust cash, accrued investment income, fully benefit-responsive investment contracts, or the effect of pending transactions totaling $174,780 in accordance with the disclosure requirements of ASC 820.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stocks:	$502,627,388	—	—	$502,627,388
Mutual funds:	735,068,678	—	—	735,068,678
Total assets at fair value	$1,237,696,066	$—	$—	$1,237,696,066
Common collective trust funds at NAV				487,852,708
Total assets at fair value				$1,725,548,774

The following table sets forth by Level within the fair value hierarchy the investments included in the Master Trust at fair value as at December 31, 2015. This table does not include Master Trust cash, accrued investment income, fully benefit-responsive investment contracts, or the effect of pending transactions totaling $82,704 in accordance with the disclosure requirements of ASC 820.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stocks:	$428,365,250	—	—	$428,365,250
Mutual funds:	687,762,521	—	—	687,762,521
Total assets at fair value	$1,116,127,771	$—	$—	$1,116,127,771
Common collective trust funds at NAV				406,754,275
Total assets at fair value				$1,522,882,046

Level 3 Gains and Losses:

There are no assets in the Master Trust classified as Level 3 in the fair value hierarchy; therefore there are no gains or losses to disclose.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

4. Fully Benefit-Responsive Investment Contracts

The Master Trust invests in security-backed investment contracts through the Galliard Stable Value Fund, a synthetic investment contract (the Fund). The Fund primarily invests in common collective trusts, as well as wrapper contracts. The wrapper contracts provide assurance that future adjustments to the variable crediting rates of investments in the common collective trust cannot result in a crediting rate less than zero.

The Fund is managed exclusively for participants of the Plans. The Fund seeks safety and stability in its investment approach. The Fund may utilize guaranteed investment contracts and/or synthetic investment contracts as part of its investment strategy. The Fund may utilize individual securities and/or pooled vehicles as underlying investments of synthetic investment contracts. Participant-directed redemptions generally have no restrictions; however, plan-initiated redemptions and/or other major events may necessitate restrictions. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would generally receive if they were to initiate permitted transactions under the terms of the Plans.

The wrapper contracts are investment contracts issued by an insurance company or other financial institution, backed by the portfolio of bonds that are owned by the common collective trusts in which the Fund is invested. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets by a third-party custodian. The interest crediting rate of the wrapper contracts is based on the contract value, the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized; usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

The primary variables impacting the future crediting rates of security-backed investment contracts include the current yield of the assets underlying the contract, the duration of the assets underlying the contract, and the existing difference between the fair value and contract value of the assets within the contract.

The Fund uses a compound net crediting rate formula, which reflects fees paid to security-backed contract issuers. The security-backed investment contracts are designed to reset their respective crediting rates on a quarterly basis and cannot credit an interest rate that is less than zero percent. The crediting rate of security-backed investment contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

4. Fully Benefit-Responsive Investment Contracts (continued)

equal to the current portfolio duration. To the extent that the underlying portfolio of a security-backed investment contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates.

Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

Security-backed investment contracts generally provide for withdrawals associated with certain events that are not in the ordinary course of Fund operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events that may trigger a market value adjustment. At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.

Security-backed investment contracts generally contain termination provisions, allowing the Fund or the contract issuer to terminate with notice at any time at fair value and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. In addition, if the Fund defaults on its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non‑exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

5. Master Trust Investment Information

The Plans’ investments are held in the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan’s participation in investment options within the Master Trust. The Salaried and Hourly Plan’s interest in the net assets of the Master Trust was approximately 76% and 24% at December 31, 2016, respectively.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

5. Master Trust Investment Information (continued)

The following table presents the investments for the Master Trust:

	December 31
	2016	2015
Assets
Investment securities at fair value:
ADM common stock	$502,485,540	$425,981,389
Mutual funds	735,068,678	687,762,521
Common collective trust funds	487,852,708	406,754,275
Other common stock	141,848	2,383,861
	1,725,548,774	1,522,882,046
Investment in synthetic contract at contract value	296,573,690	271,171,243
	2,022,122,464	1,794,053,289
Pending transactions	174,780	82,704
	$2,022,297,244	$1,794,135,993

Summarized financial information with respect to the Master Trust’s net investment income (loss) is as follows:

	Year Ended December 31
	2016	2015
Net realized and unrealized appreciation (depreciation) in fair value of investments	$182,600,072	$(207,629,588)

Dividend and interest income	$43,654,607	$54,702,715

6. Plan expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged to the Master Trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case may be. The stable value fund, mutual funds and CCTs incur expenses in the course of their operations and distribute returns to shareholders based on the funds’ net income. Accordingly, these costs are not shown in plan expenses. Certain costs of administering the Plans are currently paid by the Plans’ sponsor, ADM. The Plans permit the reasonable expenses of administering the Plans to be paid from the trust fund. In 2016, forfeitures used to pay administrative expenses for the Salaried and Hourly plans were $59,909 and $56,851, respectively. In 2015, forfeitures used to pay administrative expenses for the Salaried and Hourly Plans were $57,425 and $43,768, respectively.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA. In the event of Plan termination, participants will be 100% vested in their accounts.

8. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the Plans’ financial statements to the Form 5500:

	December 31, 2016
	Salaried Plan	Hourly Plan

Net assets available for benefits per the financial statements	$1,572,516,792	$508,968,167
Amounts allocated to deemed distributions	(800,858)	(912,502)
Net assets available for benefits per the Form 5500	$1,571,715,934	$508,055,665

	December 31, 2015
	Salaried Plan	Hourly Plan

Net assets available for benefits per the financial statements	$1,400,590,401	$449,034,764
Amounts allocated to deemed distributions	(685,870)	(706,378)
Net assets available for benefits per the Form 5500	$1,399,904,531	$448,328,386

The accompanying financial statements present fully benefit-responsive contracts at contract value. The 2015 Form 5500 reports the fully benefit-responsive investment contracts at fair value. Therefore, the adjustment from fair value to contract value for fully benefit- responsive investment contracts represents a reconciling item.

The following is a reconciliation of net change in net assets per the Plans’ financial statements to the Form 5500:

	Year Ended December 31, 2016
	Salaried Plan	Hourly Plan

Net increase in net assets per the financial statements	$171,926,391	$59,933,403
Amounts allocated to deemed distributions	(114,987)	(206,124)
Net increase in net assets per the Form 5500	$171,811,404	$59,727,279

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

9. Income Tax Status

The Salaried Plan and Hourly Plan have received determination letters from the IRS dated September 16, 2013, stating that the Plans are qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the Master Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plans were amended. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualified status. ADM believes the Plans are being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plans, as amended, are qualified and the related Master Trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans and, has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

10. Risks and Uncertainties

The Plans invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

EIN: 41-0129150

Plan 029

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Current Value

Participant loans*	Loans, interest rates from 3.25% to 9.25%	$25,814,280
* Parties in interest.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

EIN: 41-0129150

Plan 030

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Current Value

Participant loans*	Loans, interest rates from 3.25% to 9.25%	$28,448,275
* Parties in interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

/s/Ray G. Young

Ray G. Young
Executive Vice President and Chief Financial Officer

Dated: June 21, 2017

Exhibit Index

Exhibit	Description

23	Consent of Ernst & Young LLP